Citibank, N.A.

111 Wall Street
New York, NY 10043

Depositary Receipts
111 Wall Street, 20th Floor, Zone 7,
New York, NY 10005
Tel: (212) 657-1853
Fax: (212) 825-5398
e-mail: rhonda.c.lee@citi.com
Rhonda Lee
Assistant Vice President

02055337

August 30, 2002

Securities & Exchange Commission
Division of International Corporate Finance
Room 3094 (3-G)
450 Fifth Street, NW
Washington, DC 20549

Re: Exemption No. 82-3296

SUPPL

To Whom It May Concern,

We have been directed by China Steel Corporation (the "Company") to arrange the mailing of all documents that are published in Taiwan, the Republic of China, and remit the attached material to you, pursuant to the Company's exemption from registration under the Securities Act of 1934 (the "Exchange Act"). This mailing service is not a legal service from Citibank N.A.

Attachment:

- The important resolutions made by the 7th conference of the 11th board of directors of the Company.
- Updated Forecasted Financial Statements for the Year Ending December 31, 2002

Sincerely,

Rhonda Lee

Rhonda C. Lee
Depositary Receipts, Account Management
Citibank N.A.

dlw 10/30

China Steel Corporation Announcement

August 28, 2002

Subject: The important resolutions made by the 7th conference of the 11th board of directors of the Company.

I. Observance of "The Procedure for Verifying and Handling Important Information Disclosure by Publicly Listed Companies".

II. On August 28, 2002, the 7th conference of the 11th board of directors of the Company has made the following important resolutions.

1. Approving the re-updated forecasted financial statements for year 2002 as follows:

BALANCE SHEETS

(In thousands of New Taiwan Dollars)

	Re-updated forecast	Updated forecast
Current assets	45,941,713	45,631,167
Long-term investments	37,265,930	36,937,910
Net properties	108,292,340	108,292,340
Other assets	4,892,260	4,892,260
Total assets	196,392.243	195,753,677
Current liabilities	28,986,176	28,190,363
Bonds payable	25,000,000	30,000,000
Long-term debts	50,000	50,000
Reserve for land value increment tax	3,370,813	3,370,813
Other liabilities	4,948,212	4,948,212
Total liabilities	62,355,201	66,559,388
Stockholders' equity	134,037,042	129,194,289
Total liabilities and stockholders' equity	196,392,243	195,753,677

STATEMENTS OF INCOME

(In thousands of New Taiwan Dollars, except earnings per common share.)

	Re-updated forecast	Updated forecast
Revenues	97,840,171	89,914,152
Cost of revenues	74,775,365	71,701,937
Gross profit	23,064,806	18,212,215
Income from operations	18,486,442	13,633,851
Income before income tax	18,500,000	13,000,000
Income tax expense	2,482,760	1,890,526
Net income	16,017,240	11,109,474
Earnings per common share (NT$)	1.77	1.22

2. Approving the financial statements for the first half of year 2002, ended June 2002. The operating income is NT$46,258 million, the income after tax is NT$4,083 million, and the earning's per share is NT$0.46.

3. Approving the Project to renovate the reheating oven of Bar Mill I to the amount of NT$ 571.117,000.

4. Approving the agenda to purchase all the land and buildings of HIMAG Magnetic Corporation to the amount not over NT$ 203.000,000.

China Steel Corporation

Y.C. Chen
Executive Vice President & Spokesman

China Steel Corporation

Updated Forecasted Financial Statements for the Year Ending December 31, 2002

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED BALANCE SHEET
(With Comparative Historical Data)
(In Thousand New Taiwan Dollars)

ASSETS	Forecast December 31, 2002 Updated Amount	%	Forecast December 31, 2002 Original Amount	%	Historical Data December 31, 2001 Amount	%	Historical Data December 31, 2000 Amount	%
CURRENT ASSETS								
Cash and cash equivalents	$ 10,299,639	5	$ 9,466,827	5	$ 4,302,175	2	$ 15,161,618	7
Short-term investments	7,206,524	4	5,369,168	3	12,206,524	6	7,207,497	4
Notes receivable	430,050	-	425,097	-	144,794	-	327,427	-
Accounts receivable	1,997,538	1	1,250,977	1	1,815,944	1	1,727,905	1
Inventories	17,251,062	9	17,350,448	9	18,371,621	9	19,064,329	9
Prepayment and other	846,354	-	670,637	-	1,238,409	1	472,115	-
Pledged time deposits	7,600,000	4	7,600,000	4	8,200,000	4	7,600,000	4
Total Current Assets	45,631,167	23	42,133,154	22	46,279,467	23	51,560,891	25
LONG-TERM INVESTMENTS	36,937,910	19	39,153,593	20	35,026,411	18	34,504,547	16
PROPERTIES								
Cost								
Land	7,065,078	4	5,129,690	3	6,764,647	4	5,129,690	2
Land improvements	4,316,764	2	4,316,764	2	4,316,764	2	4,316,764	2
Buildings and improvements	35,755,180	18	35,622,828	18	35,664,534	18	35,432,748	17
Machinery and equipment	210,380,589	107	210,435,863	107	207,043,084	104	203,832,573	98
Transportation equipment	1,671,797	1	1,647,109	1	1,594,481	1	1,569,793	1
Miscellaneous equipment	2,675,004	2	2,673,550	1	2,651,344	1	2,631,889	1
Total cost	261,864,412	134	259,825,804	132	258,034,854	130	252,913,457	121
Appreciation	18,135,855	9	17,996,364	9	18,405,855	9	18,536,364	9
Total cost and appreciation	280,000,267	143	277,822,168	141	276,440,709	139	271,449,821	130
Accumulated depreciation	178,448,564	91	178,846,964	91	167,376,583	84	157,493,844	75
	101,551,703	52	98,975,204	50	109,064,126	55	113,955,977	55
Constructions in progress	6,740,637	3	9,747,018	5	3,183,839	1	4,460,016	2
Net Properties	108,292,340	55	108,722,222	55	112,247,965	56	118,415,993	57
OTHER ASSETS	4,892,260	3	6,652,147	3	5,383,157	3	4,500,797	2
TOTAL ASSETS	$195,753,677	100	$196,661,116	100	$198,937,000	100	$208,982,228	100

LIABILITIES AND STOCKHOLDERS' EQUITY	Forecast December 31, 2002 Updated Amount	%	Forecast December 31, 2002 Original Amount	%	Historical Data December 31, 2001 Amount	%	Historical Data December 31, 2000 Amount	%
CURRENT LIABILITIES								
Short-term bank loans and overdrafts	$ 2,500,000	1	$ 8,500,000	4	$ 5,947,913	3	$ 2,933,033	1
Commercial papers payable	1,560,282	1	3,205,870	2	2,843,252	2	1,092,919	-
Accounts payable	2,990,250	2	2,977,882	1	2,441,818	1	2,426,340	1
Income tax payable	1,711,471	-	480,795	-	-	-	3,339,555	2
Other payables	4,890,000	2	5,200,000	3	4,310,176	2	5,553,083	3
Long-term liabilities due within one year	12,473,360	7	12,281,601	6	8,140,269	4	12,809,033	6
Other	2,065,000	1	1,632,500	1	1,917,819	1	1,682,907	1
Total Current Liabilities	28,190,363	14	34,278,648	17	25,601,247	13	29,836,870	14
LONG-TERM LIABILITIES								
Bonds payable	30,000,000	15	30,000,000	16	34,200,000	17	30,050,000	14
Long-term debts	50,000	-	458,744	-	3,455,293	2	5,245,363	3
Reserve for land value increment tax	3,370,813	2	3,370,813	2	3,370,813	1	3,370,813	2
Total Long-term Liabilities	33,420,813	17	33,829,557	18	41,026,106	20	38,666,176	19
OTHERS	4,948,212	3	4,285,702	2	5,661,212	3	5,824,702	3
Total Liabilities	66,559,388	34	72,393,907	37	72,288,565	36	74,327,748	36
STOCKHOLDERS' EQUITY								
Capital stock								
Common	92,679,929	47	92,652,451	47	90,611,684	46	87,483,626	42
Preferred - 14% cumulative and participating	477,680	-	477,680	-	477,680	-	477,770	-
Total capital stock	93,157,609	47	93,130,131	47	91,089,364	46	87,961,396	42
Capital surplus	399,610	-	409,005	-	416,570	-	409,005	-
Retained earnings	39,278,311	20	33,020,151	17	37,434,024	19	46,380,081	22
Unrealized loss on investees' long-term investments	(566,913)	-	(672,204)	-	(569,837)	-	(149,728)	-
Cumulative translation adjustments	202,724	-	168,580	-	198,881	-	53,726	-
Investees' unrecognized net loss on pension cost	(15,508)	-	-	-	(15,508)	-	-	-
Treasury stock	(3,261,544)	(1)	(1,788,454)	(1)	(1,905,059)	(1)	-	-
Total Stockholders' Equity	129,194,289	66	124,267,209	63	126,648,435	64	134,654,480	64
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$195,753,677	100	$196,661,116	100	$198,937,000	100	$208,982,228	100

The accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF INCOME
(With Comparative Historical Data)
(In Thousand New Taiwan Dollars, Except Earnings Per Share)

	Forecast - 2002				Historical Data			
	Updated		Original		2001		2000	
	Amount	%	Amount	%	Amount	%	Amount	%
REVENUES	$ 89,914,152	100	$ 81,075,902	100	$ 85,101,266	100	$100,634,849	100
COST OF REVENUES	71,701,937	80	72,265,305	89	73,223,833	86	74,724,305	74
GROSS PROFIT	18,212,215	20	8,810,597	11	11,877,433	14	25,910,544	26
OPERATING EXPENSES								
Selling	1,706,117	2	1,648,848	2	1,602,713	2	1,777,245	2
General and administrative	2,013,482	2	1,853,041	3	2,030,550	2	2,055,655	2
Research and development	858,765	1	798,322	1	850,640	1	856,301	1
Total Operating Expenses	4,578,364	5	4,300,211	6	4,483,903	5	4,689,201	5
INCOME FROM OPERATIONS	13,633,851	15	4,510,386	5	7,393,530	9	21,221,343	21
NON-OPERATING INCOME								
Interest	282,413	-	358,467	-	660,107	1	1,140,795	1
Investment income	1,792,409	2	2,381,758	3	4,081,649	5	2,053,155	2
Other	341,898	-	394,110	1	969,223	1	717,964	1
Total Non-operating Income	2,416,720	2	3,134,335	4	5,710,979	7	3,911,914	4
NON-OPERATING EXPENSES								
Interest	2,378,328	3	2,459,989	3	2,732,813	3	3,223,830	3
Investment loss	-	-	-	-	1,611,175	2	-	-
Other	672,243	-	684,732	1	353,722	1	303,880	1
Total Non-operating Expenses	3,050,571	3	3,144,721	4	4,697,710	6	3,527,710	4
INCOME BEFORE INCOME TAX	13,000,000	14	4,500,000	5	8,406,799	10	21,605,547	21
INCOME TAX EXPENSE	1,890,526	2	330,295	-	947,049	1	3,024,012	3
NET INCOME	$ 11,109,474	12	$ 4,169,705	5	$ 7,459,750	9	$ 18,581,535	18
EARNINGS PER SHARE								
Before tax	$1.43		$0.49		$0.90		$2.32	
After tax	$1.22		$0.45		$0.80		$2.00	
Pro forma information as if the Corporation's shares held by subsidiaries were accounted for as investments but not treasury stocks:								
Net income	$ 11,118,715							
Earning per share								
Before tax	$1.42							
After tax	$1.21							

The accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(With Comparative Historical Data)
(In Thousand New Taiwan Dollars, Except Par Value and Dividends)

	CAPITAL STOCK - $10 PAR VALUE	Issued		CAPITAL SURPLUS	RETAINED EARNINGS				UNREALIZED LOSS ON INVESTEES' LONG-TERM INVESTMENTS	CUMULATIVE TRANSLATION ADJUSTMENTS	INVESTEES' UNRECOGNIZED NET LOSS ON PENSION COST	TREASURY STOCK	TOTAL STOCKHOLDERS' EQUITY
Historical Data	Authorized	Preferred	Common		Legal Reserve	Special Reserve	Unappropriated	Total					
BALANCE, JANUARY 1, 2000	$ 99,000,000	$ 487,340	$ 85,621,689	$363,995	$15,965,075	$ 9,815,701	$15,175,112	$40,955,888	($ 1,101)	$ 15,341	$ -	$ -	$ 127,443,152
Increase in authorized shares	7,000,000	-	-	-	-	-	-	-	-	-	-	-	-
Conversion of preferred stock to common stock	-	(9,570)	9,570	-	-	-	-	-	-	-	-	-	-
Appropriations of 1999 earnings													
Legal reserve	-	-	-	-	1,512,123	-	(1,512,123)	-	-	-	-	-	-
Bonus to employees	-	-	130,187	-	-	-	(130,187)	(130,187)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(39,056)	(39,056)	-	-	-	-	(39,056)
Cash dividends on preferred stock - $1.3 per share	-	-	-	-	-	-	(62,115)	(62,115)	-	-	-	-	(62,115)
Cash dividends on common stock - $1.3 per share	-	-	-	-	-	-	(11,132,059)	(11,132,059)	-	-	-	-	(11,132,059)
Stock dividends - 2%	-	-	1,722,180	-	-	-	(1,722,180)	(1,722,180)	-	-	-	-	-
Net income for 2000	-	-	-	-	-	-	18,581,535	18,581,535	-	-	-	-	18,581,535
Adjustments of equity in investees due to change in percentage of ownership	-	-	-	42,506	-	-	(71,600)	(71,600)	-	-	-	-	(29,094)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(148,627)	-	-	-	(148,627)
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	38,385	-	-	38,385
Other	-	-	-	2,504	-	-	(145)	(145)	-	-	-	-	2,359
BALANCE, DECEMBER 31, 2000	106,000,000	477,770	87,483,626	409,005	17,477,198	9,815,701	19,087,182	46,380,081	(149,728)	53,726	-	-	134,654,480
Conversion of preferred stock to common stock	-	(90)	90	-	-	-	-	-	-	-	-	-	-
Appropriations of 2000 earnings													
Legal reserve	-	-	-	-	1,858,154	-	(1,858,154)	-	-	-	-	-	-
Special reserve	-	-	-	-	-	96,001	(96,001)	-	-	-	-	-	-
Bonus to employees	-	-	489,126	-	-	-	(489,126)	(489,126)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(48,913)	(48,913)	-	-	-	-	(48,913)
Cash dividends on preferred stock - $1.5 per share	-	-	-	-	-	-	(71,652)	(71,652)	-	-	-	-	(71,652)
Cash dividends on common stock - $1.5 per share	-	-	-	-	-	-	(13,122,557)	(13,122,557)	-	-	-	-	(13,122,557)
Stock dividends - 3%	-	-	2,638,842	-	-	-	(2,638,842)	(2,638,842)	-	-	-	-	-
Purchases of treasury stock	-	-	-	-	-	-	-	-	-	-	-	(1,905,059)	(1,905,059)
Net income for 2001	-	-	-	-	-	-	7,459,750	7,459,750	-	-	-	-	7,459,750
Bonus payable to directors and supervisors transfer to capital surplus	-	-	-	6,317	-	-	-	-	-	-	-	-	6,317
Adjustments of equity in investees due to change in percentage of ownership	-	-	-	1,248	-	-	(34,717)	(34,717)	-	-	-	-	(33,469)
Unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	(420,109)	-	-	-	(420,109)
Translation adjustments of investees' long-term investments	-	-	-	-	-	-	-	-	-	145,155	-	-	145,155
Investee's unrecognized net loss on pension cost	-	-	-	-	-	-	-	-	-	-	(15,508)		(15,508)
BALANCES, DECEMBER 31, 2001	106,000,000	477,680	90,611,684	416,570	19,335,352	9,911,702	8,186,970	37,434,024	(569,837)	198,881	(15,508)	(1,905,059)	126,648,435

(Forward)

Updated Forecast

Transfer of special reserves to unappropriated earnings	$ -	$ -	$ -	$ -	$ -	($ 2,200,000)	$ 2,200,000	$ -	$ -	$ -	$ -	$ -	$ -
Transfer of capital surplus from gain on disposal of properties to unappropriated earnings	-	-	-	(20,514)	-	-	20,514	20,514	-	-	-	-	-
Appropriations of 2001 earnings													
Legal reserve	-	-	-	-	748,026	-	(748,026)	-	-	-	-	-	-
Special reserves	-	-	-	-	-	290,463	(290,463)	-	-	-	-	-	-
Bonus to employees	-	-	276,458	-	-	-	(276,458)	(276,458)	-	-	-	-	-
Bonus to directors and supervisors	-	-	-	-	-	-	(27,646)	(27,646)	-	-	-	-	(27,646)
Cash dividends on preferred stock - $1.2 per share	-	-	-	-	-	-	(57,322)	(57,322)	-	-	-	-	(57,322)
Stock dividends on preferred stock - $0.2 per share	-	-	9,553	-	-	-	(9,553)	(9,553)	-	-	-	-	-
Cash dividends on common stock - $0.8 per share	-	-	-	-	-	-	(7,128,934)	(7,128,934)	-	-	-	-	(7,128,934)
Stock dividends on common stock - $0.2 per share	-	-	1,782,234	-	-	-	(1,782,234)	(1,782,234)	-	-	-	-	-
Net income for 2002	-	-	-	-	-	-	11,109,474	11,109,474	-	-	-	-	11,109,474
Reversal of unrealized loss on investees' long-term investments	-	-	-	-	-	-	-	-	2,924	-	-	-	2,924
Translation adjustment of investees' long-term investments	-	-	-	-	-	-	-	-	-	3,843	-	-	3,843
Shares held by subsidiaries accounted for as treasury stocks	-	-	-	-	-	-	-	-	-	-	-	(1,356,485)	(1,356,485)
Others	-	-	-	3,554	-	-	(3,554)	(3,554)	-	-	-	-	-
BALANCE, DECEMBER 31, 2002	$ 106,000,000	$ 477,680	$ 92,679,929	$399,610	$20,083,378	$ 8,002,165	$11,192,768	$39,278,311	($ 566,913)	$ 202,724	($ 15,508)	($3,261,544)	$ 129,194,289

The accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

English Translation of Financial Statements Originally Issued in Chinese

CHINA STEEL CORPORATION

UPDATED FORECASTED STATEMENT OF CASH FLOWS
(With Comparative Historical Data)
(In Thousand New Taiwan Dollars)

	Forecast - 2002		Historical Data	
	Updated	Original	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$ 11,109,474	$ 4,169,705	$ 7,459,750	$ 18,581,535
Depreciation and amortization	12,016,913	11,768,397	12,602,706	12,667,257
Deferred income tax	(713,000)	(713,000)	(107,786)	(577,691)
Reversal of allowance for bad debts	-	-	(615)	-
Reversal of allowance for loss on inventories	-	-	(241,685)	(197,356)
Investment loss (income) under equity method	(1,591,217)	(1,338,238)	1,623,266	(253,647)
Loss on disposal of properties	50,000	50,000	43,865	38,813
Cash dividends on long-term investments under equity method	1,000,000	200,000	148,894	126,831
Gain on sale of long-term investments	-	-	-	(1,541,563)
Gain on sale of short-term investments	(201,192)	(1,043,520)	(4,081,649)	(244,225)
Exchange gain and amortization on forward exchange contract	-	-	(33,141)	(18,949)
Changes in operating assets and liabilities				
Notes receivable	(285,256)	4,953	182,633	81,668
Accounts receivable	(181,594)	126,068	(87,424)	(585,504)
Inventories	1,120,559	9,283	934,393	(4,117,684)
Prepayment and other current assets	91,624	(10,958)	(827,578)	208,313
Accounts payable	548,432	657,632	19,680	167,726
Income tax payable	1,711,471	480,795	(3,339,555)	2,089,147
Other payables	579,824	310,000	(1,250,553)	1,652,380
Other current liabilities	147,181	(18,132)	234,912	(247,165)
Net Cash Provided by Operating Activities	25,403,219	14,652,985	13,280,113	27,829,886
CASH FLOWS FROM INVESTING ACTIVITIES				
Decrease (increase) in short-term investments	5,201,192	3,983,634	(917,378)	(4,499,078)
Increase in long-term investments	(2,670,000)	(2,510,000)	(2,617,955)	(9,177,850)
Acquisition of properties	(7,319,392)	(7,319,392)	(5,738,543)	(2,494,358)
Increase in other assets	(568)	(3,352,308)	(1,622,360)	(1,431,018)
Proceeds from sale of long-term investments	-	-	-	1,954,120
Decrease (increase) in pledged time deposits	600,000	250,000	(600,000)	(77,299)
Net Cash Used in Investing Activities	(4,188,768)	(8,948,066)	(11,496,236)	(15,725,483)
CASH FLOWS FROM FINANCING ACTIVITIES				
Cash dividends	(7,186,256)	(6,295,140)	(13,180,003)	(11,150,096)
Increase (decrease) in commercial papers payable	(1,282,970)	2,014,588	1,750,333	(5,220,887)
Increase (decrease) in short-term bank loans payable and overdrafts	(3,447,913)	100,000	3,014,880	(692,579)
Increase (decrease) in long-term debts	(2,422,202)	(1,877,886)	(2,546,834)	719,762
Purchase of treasury stocks	-	-	(1,905,059)	-
Decrease in payable on properties purchased	-	-	(4,202)	(498,995)

(Forward)

Increase (decrease) in bonds payable	($ 850,000)	($ 850,000)	$ 238,000	($ 41,000)
Bonuses to employees, directors and supervisors	(27,646)	(24,898)	(48,913)	(39,056)
Purchase of forward exchange contract	-	-	38,478	(12,541)
Net Cash Used in Financing Activities	(15,216,987)	(6,933,336)	(12,643,320)	(16,935,392)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,997,464	(1,228,417)	(10,859,443)	(4,830,989)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,302,175	12,483,698	15,161,618	19,992,607
ADJUSTMENT OF PURCHASING TREASURY STOCK IN 2001	-	(1,788,454)	-	-
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 10,299,639	$ 9,466,827	$ 4,302,175	$ 15,161,618
SUPPLEMENTAL INFORMATION				
Interest paid (excluding capitalized interest)	$ 2,625,022	$ 2,442,357	$ 2,952,306	$ 3,276,364
Income tax paid	892,055	562,500	4,394,390	1,512,556
NONCASH INVESTING AND FINANCING ACTIVITIES				
Long-term debts due within one year	$ 12,473,360	$ 12,281,601	$ 8,140,269	$ 17,809,033

SUPPLEMENTAL INFORMATION FOR SUBSIDIARIES ACQUIRED

The fair value of assets and liabilities of subsidiaries acquired follows:	
Cash	$ 9
Long-term investments	1,597,253
Others	75
Liabilities	(90)
	1,597,247
Shareholdings percentage	× 99.44%
	1,588,302
Deferred credit	(210,977)
Acquisition price for the subsidiaries	1,377,325
Cash balances of subsidiaries calculated by shareholdings percentage	(9)
Cash paid	$ 1,377,316

The accompanying summary of significant accounting policies and basic assumptions on updated forecasted financial statements are an integral part of this statement.

CHINA STEEL CORPORATION

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BASIC ASSUMPTIONS ON UPDATED FORECASTED FINANCIAL STATEMENTS
(Amounts in Thousand New Taiwan Dollars, Except Dividends Per Share, Unit Prices, Unit costs and Unless Otherwise Stated)

A. GENERAL

The Corporation, in compliance with regulations stipulated by the ROC Securities and Futures Commission, publishes its financial forecasts to provide investors with information on future operations.

On November 28, 2001, the Corporation completed the preparation of its original forecasted financial statements for the year ending December 31, 2002 (hereinafter, "2002") based on the management's best assumption, estimates and evaluation of future operations. Due to changes in events and circumstances and significant basic assumptions, on June 20, 2002, the Corporation updated the 2002 forecasted financial statements based on the management's updated estimates and evaluation of future operations. The updated basic assumptions stated herein are those that management considers are material to affect the original forecasted financial statements. There will usually be differences between the forecasted and actual results because events and circumstances frequently do not occur as expected, and those differences may be material.

The historical data for the years ended December 31, 2001 and 2000 were excerpted from such periods' audited financial statements for comparison and reference purposes.

B. IMPACT ON THE OPERATION RESULTS FOR THE UPDATED FORECASTED FINANCIAL STATEMENTS

The comparison between updated and original forecast on gross profit, income from operations and income before income tax for 2002 is summarized as follows:

	Forecast		Increase (Decrease)	
	Updated	Original	Amount	(%)
Revenues	$89,914,152	$81,075,902	$ 8,838,250	11
Cost of revenues	71,701,937	72,265,305	(563,368)	(1)
Gross profit	18,212,215	8,810,597	9,401,618	107
Operating expenses	4,578,364	4,300,211	278,153	6
Income from operations	13,633,851	4,510,386	9,123,465	202
Non-operating expense - net	633,851	10,386	623,465	6,003
Income before income tax	$13,000,000	$ 4,500,000	$ 8,500,000	189

The 2002 forecasted financial statements were updated mainly resulting from the change in the basic assumptions to the following revenue, cost and expense accounts:

1. Revenues

   Revenues increased by $8,838,250 (11%), mainly attributes to increase in demand of international steel market and product price. The Corporation anticipates that average unit selling price and sales volume will increase by 10% and 1%, respectively.

2. Cost of revenues

   Cost of revenues decreased by $563,368 (1%), mainly attributes to improvements in operation and cost control which also reduce costs of raw materials and related expenses.

3. Net non-operating expense

   Net non-operating expense increased by $623,465 (6,003%), mainly attributes to the decrease in gain on sale of short-term investments of $842,328, and the increase in other expenses of $34,116, net of the increase in investment income of $252,979 under the equity method based on the investees' updated forecasted profit for 2002.

C. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies of the Corporation, which conform to generally accepted accounting principles in the Republic of China, are summarized below.

Cash equivalents

Cash equivalents represent commercial papers matured within three months from investing date.

Short-term investments

Short-term investments, representing bond funds, stocks listed and traded in the Taiwan Stock Exchange and commercial papers matured over three months from investing date, are stated at the lower of weighted average cost or market value. Market value represents net assets value of bond funds on balance sheet date, or monthly average price of listed stocks in the latest month of the period.

Inventories

Inventories consist of raw materials, supplies, fuel, finished products, work in process, by-products and construction in progress. The construction revenues are recognized by the percentage-of-completion method, and the construction in progress is determined by the costs incurred plus (less) the estimated gain (loss). Other inventories are stated at the lower of weighted moving average cost or market value. Market value represents net realizable value for finished products, work in process, by-products and construction in progress, and replacement costs for raw materials, supplies and fuel.

Long-term investments

Long-term stock investments for which the Corporation owns 20% or more of the voting shares of the investee or has significant influence on the investees are accounted for by equity method. When the equity method is initially applied, the difference between the carrying value of an investment and the proportionate equity in the net assets of the investee is amortized over five years. Investment gains or losses are recognized quarterly, unrealized gains or losses arising from transactions with investees and from transactions between investees are eliminated. Cash dividends received from investees are recorded as a deduction in the investment carrying value. Translation adjustments, unrealized loss on long-term investments of investees and unrecognized net loss on pension cost are recognized proportionately by the Corporation's shareholdings. Stock dividends received are accounted for only as increases in number of shares held. When the investee issues additional shares, and if the Corporation does not acquire the proportionate shares, as a result, the Corporation's percentage of ownership is changed. The difference between the long-term investment accounts and the proportionate shares in the investees' net assets shall be adjusted to the capital surplus or to unappropriated earnings if the capital surplus is insufficient to be offset. If the market prices of investees decline significantly and not temporarily, the investment loss should be recognized as realized loss in the same year.

Other investments are accounted for by cost method.

Properties and other assets

Properties and other assets (leased assets) are stated at cost or cost plus appreciation, less accumulated depreciation. Interest expense arised from purchase or construction of such properties is capitalized as cost. Major additions, renewals and betterments are capitalized while maintenance and repairs are expensed currently.

Depreciation is provided on cost by the straight-line method based on estimated service lives as follows: Land improvements, 5 to 40 years; buildings and improvements, 20 to 60 years; machinery and equipment, 3 to 25 years; transportation equipment, 3 to 25 years; miscellaneous equipment, 3 to 15 years. Depreciation is provided on appreciation by the straight-line method over the remaining service lives of the revalued assets. When a property reaches its original service life but is still in use, its residual value shall be further depreciated over its reestimated remaining service lives until fully depreciated.

Depreciation on machinery and equipment leased to the Corporation's affiliate (under other assets) is provided by the working hours method.

Upon sale or disposal of properties, the related cost, appreciation and accumulated depreciation are removed from the accounts. Gains or losses on the retirement or disposal of properties are credited or charged to current income and any such gains incurred before 2000, net of applicable income tax, are transferred later to capital surplus in the same year.

Sales

Sales are recognized as follows: Domestic - when products are delivered off the Corporation's premises; export - when products are loaded aboard vessels.

Pension

Pension costs are recognized based on actuarial calculations. The difference between the pension costs recognized and the amount appropriated to a special fund is recognized as accrued pension liabilities. Pension benefits paid in excess of the fund and accrual are charged to expense.

Income tax

Income tax is provided on inter-period allocation basis. Tax effects of deductible temporary differences and unused tax credits are recognized as deferred tax assets. Valuation allowance is provided for deferred tax assets which are not certain to be realized. Tax effects of taxable temporary differences are recognized as deferred tax liabilities. Deferred tax assets or liabilities are classified as current or noncurrent based on the classification of the related asset or liability, otherwise it is classified according to the expected reversal time period.

The tax credits from equipment purchase, research and development, and personnel training expense are recognized as income tax credit when occur.

Adjustments of prior years' tax liabilities are added to or deducted from the current year's tax provision.

Annual earnings shall be appropriated by the resolution of Company's stockholders in the following year. The unappropriated earnings, as determined by the tax regulations, shall be subject to 10% income taxes. Such taxes are recorded as expenses after the stockholders resolve that the earnings shall be retained.

Foreign-currency transactions

Foreign-currency transactions, except derivative financial instruments, are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Gains or losses resulting from the application of different foreign exchange rates when foreign-currency receivables and payables are settled will be credited or charged to income in the year of settlement. At the balance sheet date, foreign-currency assets and liabilities are restated at the prevailing exchange rates and resulting adjustments are credited or charged to income.

Treasury stocks

Treasury stocks are stated at cost, and its book value is presented as a deduction of stockholder's equity.

Derivative financial instruments

Forward exchange transactions entered into as hedge for foreign-currency net assets or net liabilities are recorded in New Taiwan dollars at the spot rates on the date of each forward contract. The effects of the differences between spot rates and forward rates are amortized over the period of each forward contract and recognized as gains or losses. Year-end balances of forward exchange contracts are restated at the prevailing exchange rates and the resulting adjustments are credited or charged to income. Exchange gains or losses on forward exchange transactions entered into as hedge for foreign-currency commitments are deferred as adjustments to prices of transactions.

The related receivable and payable balances for forward contracts are netted against each other and the resulting balance is accounted for as either current asset or liability.

Earnings per share

Convertible preferred shares were not included in the calculation of earnings per common share because earnings per share are not diluted.

Accounting Change

According to Statement of Financial Accounting Standards No. 30, "Treasury Stocks" and regulations issued by ROC Securities & Futures Commission, the Corporation's shares acquired and held by subsidiaries should be accounted for as treasury stocks effective 2002. As a result, the Corporation's shares acquired by its subsidiaries, based on the bock value of such shares at the beginning of 2002, were reclassified from the long-term investments to treasury stock. Due to the adoption of this accounting principle, the Corporation's long-term investments and retained earnings will decrease by $1,571,253 and $9,241, and treasury stocks and unrealized loss on investees' long-term investments will increase by $1,356,485 and $205,527, respectively, as of December 31, 2002. Updated forecasted net income for 2002 will decrease by $9,241.

D. SUMMARY OF SIGNIFICANT BASIC ASSUMPTIONS

The updated forecasted financial statements were prepared based on the actual amount for the five months ended May 31, 2002 and the forecasted amount for the seven months from June to December 2002. The updated forecasted data are based on current market situation, operation plans and the management's best estimates and assessment of future operations.

1. Statement of Income

The original and updated forecasted revenues and cost of revenues for 2002 are summarized by products as follows:

	Updated			Original		
	Quantity (Tons)	Unit Price	Amount	Quantity (Tons)	Unit Price	Amount
Revenues						
Hot rolled coil and sheet	4,308,038	$ 7,543	$ 32,494,537	4,262,500	$ 6,653	$ 28,356,733
Wire rod, plate and bar	2,701,252	9,603	25,941,309	2,683,500	9,196	24,677,949
Cold rolled coil and sheet	2,298,261	10,764	24,737,405	2,122,000	9,897	21,000,761
Other coil and sheet	692,449	5,980	4,140,805	832,000	5,162	4,295,088
By-products and non - steel products			1,143,265			888,540
Services and others			1,456,831			1,856,831
Total revenues	10,000,000		$ 89,914,152	9,900,000		$ 81,075,902

(Forward)

Cost of revenues

Hot rolled coil and sheet	$ 5,994	$ 25,822,227	$ 6,156	$ 26,241,425
Wire rod, plate and bar	7,572	20,454,922	7,743	20,778,325
Cold rolled coil and sheet	8,744	20,095,111	9,014	19,127,049
Other coil and sheet	4,918	3,405,535	5,005	4,163,962
By-products and non - steel products		1,108,108		753,240
Services and others		816,034		1,201,304
Total cost of revenues		$ 71,701,937		$ 72,265,305
Gross profit ratio		20%		11%

a. Revenues

Based on the current available sales orders, the market price for the second and third quarters of 2002 as well as the historical records in previous years, the Corporation anticipates that the selling prices for steel products will be increased by 4%-16% and the average unit selling price will increase by about 10% for the second half year of 2002, as compared to the original forecast.

Updated forecasted revenues will increase by $8,838,250 (11%), as compared to the original forecast, mainly attributes to the followings:

1) Hot rolled coil and sheet

The prices of hot rolled coil and sheet products will increase resulting from the prosperity of steel market. The Corporation anticipates the unit selling price and sales volume will increase by 13% and 1%, respectively, and resulting in the increase in revenues by $4,137,804 (15%).

2) Wire rod, plate and bar

The Corporation anticipates that the sales quantities will remain at the same level but the unit selling prices of these products will increase by 4%, resulting in the increase in revenues by $1,263,360 (5%)

3) Cold rolled coil and sheet

The demand for cold rolled coil and sheet will increase reflecting the recovery in steel market. The Corporation anticipates an increase in unit selling price by 9% and resulting in the increase in revenues by $3,736,644 (18%).

4) Other coil and sheet

The unit selling prices of other coil and sheet will increase by 16% but the sales quantities will decrease by 17%, resulting in the decrease in revenues by $154,293 (4%).

b. Cost of revenues

Updated forecasted cost of revenues will decrease by $563,368 (1%), as compared to the original forecast, mainly attributes to the followings:

1) Raw materials

The updated estimate price of raw materials are based on the existing purchase contracts and the future market price estimate. Because of improvements in production process and production efficiency, the Corporation anticipates a decrease in unit cost of $118 (3%) per ton of raw material, and resulting in a decrease in the cost of raw material of $830,115 (2%), as compared to original forecast.

2) Direct labor

This consists mainly of employees' salaries and wages, bonus, overtime pay, insurance and pension. The Corporation anticipates an increase of $509,444 (14%), mainly attributes to increase in bonus which is calculated based on earnings (due to increase in updated forecasted earnings).

3) Manufacturing expenses

The manufacturing departments estimated 2002 manufacturing expenses based on production budgets, historical data, price level, personnel plan, and individual expenses. The Updated forecasted manufacturing expenses for 2002 will decrease by $212,296 (1%), as analyzed as follows:

a) Salaries and wages

This consists mainly of salaries and wages, bonus, overtime pay and pension. Due to the increase in updated operating earnings, the incentive bonus will be increased accordingly. Consequently, salaries and wages are anticipated to increase by $684,124 (11%).

b) Variable overhead

This consists mainly of the costs of maintenance, fuel, factory supplies and utilities. The Corporation anticipates a decrease of $1,043,651 (7%) due to cost control.

c) Other expenses

Other expenses for 2002 are estimated based on the actual expenses for the five months ended May 31, 2002 and are anticipated to increase by $147,231 (2%).

c. Operating expenses

Updated forecasted operating expenses for 2002 will increase by $278,153 (6%), detailed as follows:

1) Salaries and wages

The consists mainly of salaries and wages, bonus, overtime pay, insurance and pension. Due to the increase in updated operating earnings, the bonus will increase accordingly. The Corporation anticipates an increase of $213,921 (11%) in salaries and wages.

2) Other expenses

Other expenses for 2002 are estimated based on the actual expenses for the five months ended May 31, 2002. The Corporation expects no significant change in other operating expenses.

d. Non-operating income and expenses

1) Interest income and expenses

Updated forecasted interest expenses are based on the average outstanding balances of short-term bank loans, long-term debts and bonds payable (the Corporation anticipates to issue bonds of $5,000,000), less capitalized interest of about $100,000. Updated forecasted interest income is calculated based on the average balances of time deposits and commercial papers, and is anticipated no significant change as compared to original forecast.

2) Investment income

Updated forecasted investment income consists of the investment income under equity method of $1,591,217 and gain on disposal of short-term investment of $201,192. The updated forecasted investment income will reduce by $589,349, as compared with the original forecast, solely due to the decrease in gains on sales of short-term investments, although the updated forecasted investment income under equity method will increase based on the investees' forecasted operating results as follows:

	Investees' Net Income (Loss)	% of Ownership	Investment Income (Loss)
China Steel Express Corporation	$ 600,500	100	$ 600,320
Gains Investment Corporation	110,000	100	110,000
C. S. Aluminium Corporation	255,072	98	249,256
China Steel Global Trading Corporation	120,000	100	119,424
China Prosperity Development Corporation	345	100	345
China Steel Security Corporation	6,275	100	6,272

(Forward)

Hi-mag Magnetic Corporation	($ 40,000)	50	($ 20,060)
Info-Champ Systems Corporation	90,000	100	89,802
China Hi-ment Corporation	172,972	20	35,096
China Ecotek Corporation	52,400	36	18,948
China Steel Structure Corporation	129,528	18	23,289
China Steel Chemical Corporation	470,613	31	145,749
Yieh Loong Enterprises Corporation	637,038	24	152,889
Goang Yaw Investment Corporation and other eight companies	101,899	100	101,899
Taisil Electronic Materials Corporation	100,000	35	35,000
Kuei Yi Industrial Corporation	(400,000)	30	(120,000)
Kaohsiung Rapid Transit Corporation	(184,387)	31	(56,238)
China Steel Asia Pacific Holdings Ptd. Ltd. (CSAPH)	91,226	100	91,226
China Steel Machinery Corporation	8,000	100	8,000
Investment income-net			$1,591,217

e. Income tax

Updated forecasted 2002 income tax is calculated as follows:

Tax on pretax income at statutory rate (25%)	$3,250,000
Depreciation difference	713,000
Investment income	(448,102)
Reduction in capital of investees	(525,000)
	2,989,898
Tax on unappropriated earnings	451,434
Investment tax credit	(837,806)
Income tax payable	2,603,526
Change in deferred income tax	(713,000)
	$1,890,526

Income tax payable is net of prepaid income tax.

f. Earnings per share

2002 (Updated)	Numerator-Amount Before Tax	Numerator-Amount After Tax	2002 (Updated)	Denominator (Thousand Shares)
Net income	$13,000,000	$11,109,474	Weighted average number of issued common shares	9,267,993
Less: Dividends to preferred stocks	66,875	66,875	Less: Weighted average number of treasury stocks	
			- Purchased by the Corporation	150,000
			- Held by subsidiaries	96,026
Net income belonging to common stockholders	$12,933,125	$11,042,599		9,021,967

(Forward)

2001

Net income	$ 8,406,799	$ 7,459,750
Less: Dividends to preferred stocks	66,875	66,875
Net income belonging to common stockholders	$ 8,339,924	$ 7,392,875

2001

Weighted average number of issued common shares	9,061,168
Add: Retroactive adjustments for capitalization of retained earnings	206,825
Less: Weighted average number of treasury stocks	29,925
	9,238,068

2000

Net income	$ 21,605,547	$ 18,581,535
Less: Dividends to preferred stocks	66,888	66,888
Net income belonging to common stockholders	$ 21,538,659	$ 18,514,647

2000

Weighted average number of issued common shares	8,748,363
Add: Retroactive adjustments for capitalization of retained earnings	519,621
	9,267,984

The number of shares are retroactive adjusted for the effect of capitalization of retained earnings in calculating the earnings per share. Consequently, earnings per share before tax and after tax are decreased from $0.92 and $0.82 to $0.90 and $0.80 for 2001, and from $2.46 and $2.12 to $2.32 and $2.00 for 2000.

2. Balance Sheet

a. Long-term investments

The movement of long-term investment account is updated as follows:

Balance, beginning of year	$35,026,411
Additional investments	2,670,000
Cash dividends	(1,000,000)
Investment income under the equity method (see item 1. d 2))	1,591,217
The Corporation's shares held by investees accounted for as treasury stocks	(1,356,485)
Reversal of unrealized loss on long-term investment	2,924
Cumulative translation adjustments of investees' long-term investments	3,843
Balance, end of year	$36,937,910

b. Short-term borrowings

The Corporation expects to repay short-term bank loans and overdrafts of $3,447,913, commercial papers payable of $1,282,970, the long-term debts of $2,422,202 and bonds payable of $5,850,000, to be financed by cash inflow from operating activities and issuance of bond of $5,000,000.

c. Appropriation of retained earnings

In March 2002, the Corporation's Board of Directors proposed the appropriation of its 2001 earnings, in accordance with the Corporation's Article of Incorporation, as follows:

Legal reserve	$ 748,026
Special reserve	290,463
Cash dividends	
Common stock – 8%	7,128,934
Preferred stock - 12%	57,322
Stock dividends	
Common stock - 2%	1,782,234
Preferred stock - 2%	9,553
Bonus to directors and supervisors	27,646
Bonus to employees	276,458
	$10,320,636

d. Treasury stock

Treasury stocks for the year ending December 31, 2002 are as follows:

Purpose	Thousand shares: Beginning of Year	Thousand shares: Increase	End of Year: Thousand shares	End of Year: Amount
Shares acquired for transfer to employees	150,000	-	150,000	$1,905,059
Shares acquired and owned by subsidiaries (see Accounting Change)	-	96,026	96,026	1,356,485
	150,000	96,026	246,026	$3,261,544

In 2001, the Corporation acquired 150,000 thousand shares of its common stocks at the cost of $1,905,059. These shares will be transferred to employees in the appropriate time.

E. UPDATED FORECASTED QUARTERLY OPERATING RESULTS FOR 2002

	Actual	Updated Forecasted		
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	$21,076,045	$23,607,063	$22,344,737	$22,886,307
Cost of revenues	18,316,998	19,313,397	17,035,121	17,036,421
Gross profit	$ 2,759,047	$ 4,293,666	$ 5,309,616	$ 5,849,886
Gross profit ratios	13%	18%	24%	26%
Income before income tax	$ 1,566,321	$ 2,926,245	$ 3,983,583	$ 4,523,851

F. SENSITIVE ANALYSIS OF THE UPDATED FORECASTED FINANCIAL STATEMENTS FOR 2002 (JUNE TO DECEMBER)

a. Changes in foreign exchange rate

Updated forecasted exchange rate of New Taiwan Dollars against U.S. Dollars: US$1=NT$34

Amounts expected to be affected by the change in exchange rate:

Revenues (export sales)	US$ 416,999,647
Costs of imported raw materials and supplies	(530,603,124)
Other operating expenses	(3,294,210)
	(US$ 116,897,687)

Effect of fluctuations on exchange rate:

Appreciation (Depreciation) of New Taiwan Dollars	Increase (Decrease) in Income before Income Tax
1%	$ 39,745
(1%)	(39,745)

b. Updated changes in unit selling price

Estimated average unit price for 2002 (June to December): $9,265 per ton

Estimated sales quantities for 2002 (June to December): 5,430,366 tons

Effect of changes in unit selling price:

Increase (Decrease) in Unit Selling Price	Increase (Decrease) in Revenues
1%	$ 503,123
(1%)	(503,123)

c. Updated changes in sales quantities:

Estimated average gross profit for 2002 (June to December): $2,204 per ton

Effect of changes in sales quantities:

Increase (Decrease) in Sales Quantities	Increase (Decrease) in Gross Profits
1%	$ 119,685
(1%)	(119,685)

d. Updated changes in cost of raw materials:

Estimated cost of raw materials for 2002 (June to December): $19,531,014

Effect of changes in cost of raw materials:

Increase (Decrease) in Cost of Raw Materials	Increase (Decrease) in Cost of Revenues
1%	$ 195,310
(1%)	(195,310)

G. ACHIEVEMENT OF 2001 FORECAST:

	Actual	Forecast Original	Forecast Updated	Achievement On Updated Forecast (%)
Revenues	$85,101,266	$92,761,014	$85,973,314	99
Cost of revenues	73,223,833	72,529,976	73,479,428	100
Gross profit	11,877,433	20,231,038	12,493,886	95
Operating expense	4,483,903	4,561,897	4,561,897	98
Income from operations	7,393,530	15,669,141	7,931,989	93
Non-operating income	5,710,979	5,240,120	5,968,503	96
Non-operating expenses	4,697,710	3,659,261	3,400,492	138
Income before income tax	$ 8,406,799	$17,250,000	$10,500,000	80

The 2001 original forecasted financial statements was published on December 15, 2000. Due to the changes in assumptions and circumstances, the 2001 updated forecasted financial statements were prepared on August 28, 2001.

The reason and impact of the revision: The changes in the basic assumptions for the revenues, cost of revenues and non-operating income are mainly resulting from the slowdown in both international and domestic steel market, and the increase in investment loss recognized under equity method and gains on sale of short-term investments. Consequently, the updated forcast gross profit and income before income tax decreased by $7,737,152 (38%) and $6,750,000 (39%), respectively, as compared with the original forecast.

H. ACHIEVEMENT OF 2002 UPDATED FORECAST AS OF MARCH 31, 2002:

	Actual Three Months Ended March 31, 2002	2002 Updated Forecast	Achievement (%)
Revenues	$ 21,076,045	$ 89,914,152	23
Cost of revenues	18,316,998	71,701,937	26
Gross profit	2,759,047	18,212,215	15
Operating expense	1,075,513	4,578,364	23
Income from operations	1,683,534	13,633,851	12
Non-operating income	719,270	2,416,720	30
Non-operating expenses	836,483	3,050,571	27
Income before income tax	$ 1,566,321	$ 13,000,000	12